UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Invacare Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

461203101

(CUSIP Number)

Steven H. Rosen

Azurite Management LLC

25101 Chagrin Boulevard, Suite 350

Cleveland, OH 44122

(216) 292-4535

with copies to:

Daniel Nussen

Scott Levi

White & Case LLP

1221 Avenue of the Americas

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461203101	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON Steven H. Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,221,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,221,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,221,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (1)
14	TYPE OF REPORTING PERSON IN

(1)

All calculations herein of the percentage of common shares, without par value (“Common Shares”) of Invacare Corporation (the “Issuer”) beneficially owned are based on a total of 35,052,180 Common Shares issued and outstanding as of March 7, 2022, as reported on the Annual Report on Form 10-K filed with the Securities and Exchange Commission by the Issuer on March 8, 2022 (the “Form 10-K”).

CUSIP No. 461203101	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON Azurite Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,221,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,221,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,221,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)	All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 35,052,180 Common Shares issued and outstanding as of March 7, 2022, as reported on the Form 10-K.

CUSIP No. 461203101	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON Crawford United Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON CO

(1)	All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 35,052,180 Common Shares issued and outstanding as of March 7, 2022, as reported on the Form 10-K.

CUSIP No. 461203101	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON Edward F. Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON IN

(1)	All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 35,052,180 Common Shares issued and outstanding as of March 7, 2022, as reported on the Form 10-K.

CUSIP No. 461203101	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON Matthew V. Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON IN

(1)	All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 35,052,180 Common Shares issued and outstanding as of March 7, 2022, as reported on the Form 10-K.

CUSIP No. 461203101	SCHEDULE 13D	Page 7 of 13

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to the common shares, without par value (“Common Shares”), of Invacare Corporation, an Ohio corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1 Invacare Way, P.O. Box 4028, Elyria, OH 44036.

Item 2. Identity and Background.

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•	Azurite Management LLC, an Ohio limited liability company (“Azurite”), whose principal business is to invest in securities of listed companies;

•	Steven H. Rosen, a U.S. citizen;

•

Crawford United Corporation, an Ohio corporation (“Crawford United”), whose principal business is to act as a holding company providing specialty industrial products to diverse markets, including healthcare, aerospace, defense, education, transportation and petrochemical;

•	Edward F. Crawford, a U.S. citizen; and

•	Matthew V. Crawford, a U.S. citizen.

The principal business address of Azurite and Mr. Rosen is 25101 Chagrin Boulevard, Suite 350, Cleveland, OH 44122. The principal business address of Crawford United and Messrs. Crawford is 10514 Dupont Avenue, Cleveland, OH 44108.

Mr. Rosen’s principal occupation is Co-Chief Executive Officer and Co-Founder of Resilience Capital Partners, a private equity firm. The principal business address of Resilience Capital Partners is 25101 Chagrin Boulevard, Suite 350, Cleveland, OH 44122. Mr. Edward Crawford’s principal occupation is director of Crawford United and Park-Ohio Holdings Corp. Mr. Matthew Crawford’s principal occupation is Chairman and Chief Executive Officer of Park-Ohio Holdings Corp. The principal business address of Park-Ohio Holdings Corp is 6065 Parkland Boulevard, Cleveland, OH 44124.

Information regarding each director and officer of Crawford United (collectively, the “Covered Persons”) is set forth in the attached Annex A and incorporated by reference. Each of the Covered Persons is a U.S. citizen.

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

To the extent required by Item 3, the information in Annex B is incorporated by reference herein.

The Reporting Persons acquired the securities reported herein in a series of open market transactions funded by cash on hand. In the case of Azurite, Mr. Rosen and one of its other members acquired the securities individually in the open market and later transferred them to Azurite for cash consideration. Azurite and its members acquired 3,221,558 Common Shares from November 11, 2021 to May 2, 2022 for an aggregate purchase price of $4,913,752.15. Crawford United acquired 110,200 Common Shares from December 8, 2021 to December 21, 2021 for an aggregate purchase price of $295,528.

CUSIP No. 461203101	SCHEDULE 13D	Page 8 of 13

Item 4. Purpose of Transaction

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for strategic investment purposes. The Reporting Persons will continuously review their investment in Issuer, and depending on market, economic and industry conditions, their continuing evaluation of the business, strategies, prospects, management, governance, operations, performance, financial matters, capital structure and prospects, market positions, strategic and other transactions of the Issuer, alternative investment opportunities and changes in law and/or regulations and all other factors that may be deemed relevant, the Reporting Persons may dispose of or acquire additional securities of the Issuer. The Reporting Persons intend to engage in constructive discussions with the Issuer’s management and/or board of directors (the “Board”), other stockholders of the Issuer and other interested parties that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance, Board composition and the future of the Issuer. Subject to market conditions and other factors described in this Schedule 13D, the Reporting Persons may also seek to monetize their securities in the Issuer through various transactions, including, without limitation, derivative transactions or a pledge of their interests in the securities of the Issuer as collateral for liquidity purposes.

The Reporting Persons do not have any current plans or proposals which relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D. However, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons have held and may hold discussions with or make informal recommendations or formal proposals to the Issuer’s management or Board, including any special committees of the Board and their respective advisors, other holders of the Issuer’s securities, industry analysts, financial sponsors, existing or potential strategic partners, actual or potential sources of capital and other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Calculations of the percentage ownership of the Common Shares beneficially owned are based on a total of 35,052,180 Common Shares issued and outstanding as of March 7, 2022, as reported on the Annual Report on Form 10-K filed with the Securities and Exchange Commission by the Issuer on March 8, 2022.

The Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Mr. Rosen and Azurite disclaim beneficial ownership over the 110,200 Common Shares owned by Crawford United and Messrs. Crawford, and Crawford United and Messrs. Crawford disclaim beneficial ownership over the 3,221,558 Common Shares owned by Mr. Rosen and Azurite. However, as a group, the Reporting Persons may be deemed to collectively beneficially own 3,331,758 Common Shares, which represents 9.5% of the Issuer’s outstanding Common Shares.

Azurite is the owner of record of 3,221,558 Common Shares. Mr. Rosen, in his capacity as the sole manager of Azurite, has the ability to indirectly control the decisions of Azurite regarding the vote and disposition of securities held by Azurite, and as such may be deemed to have indirect beneficial ownership of the 3,221,558 Common Shares held by Azurite.

Crawford United is the owner of record of 110,200 Common Shares. Messrs. Crawford, in their capacity as holders of a majority of the voting power of Crawford United and as two of six members of Crawford United’s board of directors (of which Mr. Rosen is also a member), share the ability to indirectly control the decisions of Crawford United regarding the vote and disposition of securities held by Crawford United, and as such may be deemed to have indirect beneficial ownership of the 110,200 Common Shares held by Crawford United. Other than Messrs. Crawford and Rosen, to the best of the knowledge of the Reporting Persons, none of the Covered Persons beneficially owns Common Shares.

For information on the Reporting Persons’ powers to vote and dispose of such shares, see rows 7 to 10 of the cover pages to this Schedule 13D.

Transactions by the Reporting Persons in the Common Shares effected during the past 60 days are set forth in Schedule B below and such information is incorporated herein by reference.

CUSIP No. 461203101	SCHEDULE 13D	Page 9 of 13

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the Reporting Persons, or, to the best of their knowledge, any of the Covered Persons and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Joint Filing Agreement.

Exhibit 7.2	Power of Attorney of Edward F. Crawford, dated as of April 28, 2022.

Exhibit 7.3	Power of Attorney of Matthew V. Crawford, dated as of April 28, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 2, 2022

AZURITE MANAGEMENT LLC

By:	/s/ Steven H. Rosen
	Name:	Steven H. Rosen
	Title:	Manager

STEVEN H. ROSEN

/s/ Steven H. Rosen

CRAWFORD UNITED CORPORATION

By:	/s/ Brian E. Powers
	Name:	Brian E. Powers
	Title:	President and Chief Executive Officer

EDWARD F. CRAWFORD

/s/ Brian E. Powers
Name:	Brian E. Powers
Title:	Attorney-in-fact

MATTHEW V. CRAWFORD

/s/ Brian E. Powers
Name:	Brian E. Powers
Title:	Attorney-in-fact

Annex A

Executive Officers and Directors of Crawford United Corporation

The name and present principal occupation or employment of each executive officer and director of Crawford United Corporation are set forth below. The business address for each person listed below is c/o Crawford United Corporation, 10514 Dupont Avenue, Cleveland, OH 44108, other than Mr. Rosen, whose business address is set forth in Item 2. Additionally, the address of the place of present principal occupation or employment of each director of Crawford United Corporation is listed below. All executive officers and directors listed are United States citizens.

EXECUTIVE OFFICERS:

Name	Present Principal Occupation or Employment
Brian E. Powers	Chief Executive Officer of Crawford United Corporation

John P. Daly	Chief Financial Officer of Crawford United Corporation

DIRECTORS:

Name	Present Principal Occupation or Employment	Address of Present Principal Occupation or Employment
Edward F. Crawford	Director of Crawford United Corporation and Park-Ohio Holdings Corp.	6065 Parkland Boulevard Cleveland, OH 44124

Matthew V. Crawford	Chairman and Chief Executive Officer of Park-Ohio Holdings Corp.	6065 Parkland Boulevard Cleveland, OH 44124

Luis E. Jimenez	Founder and Managing Member of Madison Sixty LLC	1345 Avenue of the Americas 2nd Floor New York, NY 10105

Brian E. Powers	Chief Executive Officer of Crawford United Corporation	10514 Dupont Avenue Cleveland, OH 44108

Steven H. Rosen	Co-Chief Executive Officer and Co-Founder of Resilience Capital Partners	25101 Chagrin Boulevard, Suite 350 Cleveland, OH 44122

Kirin M. Smith	Managing Partner of Intrinsic Value Capital, L.P. and Chief Operating Officer of ProActive Capital Group	708 Greenwich Street, 2E New York, NY 10014 150 East 58th Street, 16th Floor New York, NY 10155

James W. Wert	Chairman of the Managing Board of CM Wealth Advisors, LLC	2000 Auburn Drive, Suite 400 Beachwood, OH 44122

Annex B

Transactions

The following table sets forth all transactions by the Reporting Persons with respect to Common Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 2, 2022. Except as otherwise noted below, all such transactions were purchases of Common Shares effected in the open market, and the table excludes commissions paid in per share prices.

Nature of Transaction	Reporting Person	Common Shares Purchased	Price Per Share ($)	Date of Purchase
Buy	Azurite Management LLC	100,000	$1.6711(1)	5/2/2022
Buy	Azurite Management LLC	200,000	$1.6920(2)	4/29/2022
Buy	Azurite Management LLC	270,000	$1.5601(3)	4/28/2022
Buy	Azurite Management LLC	300,000	$1.5749(4)	4/27/2022
Buy	Azurite Management LLC	141,558	$1.5000(5)	4/27/2022
Buy	Azurite Management LLC	200,000	$ 1.4859(6)	4/26/2022
Buy	Azurite Management LLC	50,000	$ 1.4745(7)	4/25/2022
Buy	Azurite Management LLC	107,000	$ 1.4256(8)	4/22/2022
Buy	Azurite Management LLC	200,000	$ 1.5636(9)	4/21/2022
Buy	Azurite Management LLC	200,000	$ 1.5974(10)	4/20/2022
Buy	Azurite Management LLC	100,000	$ 1.4715(11)	4/19/2022
Buy	Azurite Management LLC	180,000	$ 1.4301(12)	4/18/2022
Buy	Azurite Management LLC	240,000	$ 1.4756(13)	4/14/2022
Buy	Azurite Management LLC	200,000	$ 1.4574(14)	4/13/2022
Buy	Azurite Management LLC	200,000	$ 1.4269(15)	4/12/2022
Buy	Azurite Management LLC	200,020	$ 1.4290(16)	4/11/2022
Buy	Azurite Management LLC	240,000	$ 1.4675(17)	4/8/2022
Buy	Azurite Management LLC	50,000	$ 1.4728(18)	4/6/2022
Buy	Steven H. Rosen (20)	10,000	$1.6700	3/17/2022
Buy	Steven H. Rosen (20)	10,000	$1.4359 (19)	3/14/2022

(1)

The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.6900 to $1.6400, inclusive. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) through (4) and (6) through (19) of this Annex B.

(2)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.7400 to $1.6200, inclusive.
(3)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.6400 to $1.5000, inclusive.
(4)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.6000 to $1.4971, inclusive.
(5)	The shares were purchased in a privately negotiated block trade with a member of Azurite Management LLC.
(6)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.5300 to $1.4300, inclusive.
(7)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.4850 to $1.4450, inclusive.
(8)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.4600 to $1.4050, inclusive.
(9)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.6100 to $1.5386, inclusive.
(10)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.6200 to $1.5450, inclusive.
(11)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.5000 to $1.4500, inclusive.
(12)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.4700 to $1.3850, inclusive.
(13)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.5100 to $1.4498, inclusive.

(14)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.5000 to $1.4150, inclusive.
(15)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.4500 to $1.4050, inclusive.

(16)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.4400 to $1.4000, inclusive.
(17)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.4900 to $1.4280, inclusive.
(18)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.5000 to $1.4350, inclusive.
(19)	The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.4350 to $1.4368, inclusive.
(20)	The shares reported in this column were subsequently transferred to Azurite Management LLC on April 8, 2022.